U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934*

                                (Amendment No. 2)


                         SYNOVICS PHARMACEUTICALS, INC.
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)


                        87163M10 1 (formerly 090946 10 4)
                                 (CUSIP Number)


          Nirmal Mulye, Ph.D., President, Nostrum Pharmaceuticals, Inc.
          10 Erin Court, Kendall Park, New Jersey 08824 (732) 422-0416
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               September 27, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 87163M10 1

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only)

      Nostrum Pharmaceuticals, Inc.
      51-0365768

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) |_|
                                                                         (b) |X|

3.    SEC Use Only


4.    Source of Funds

      OO

5.    Check Box if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)
                                                                             |_|

6.    Citizenship or Place of Organization

      Delaware, USA

Number of           7.    Sole Voting Power
Shares
Beneficially              None
Owned by
Each                8.    Shared Voting Power
Reporting
Person                    10,661,000
With
                    9.    Sole Dispositive Power

                          None

                    10.   Shared Dispositive Power

                          10,661,000

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      10,661,000

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                             |_|

13.   Percent of Class Represented by Amount in Row (11)

      40.93%

14.   Type of Reporting Person

      CO

                                  SCHEDULE 13D

CUSIP No. 87163M10 1

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only)

      Nirmal V. Mulye, Ph.D.

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) |_|
                                                                         (b) |X|

3.    SEC Use Only


4.    Source of Funds

      OO

5.    Check Box if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)
                                                                             |_|

6.    Citizenship or Place of Organization

      United States

Number of           7.    Sole Voting Power
Shares
Beneficially              None
Owned by
Each                8.    Shared Voting Power*
Reporting
Person                    10,661,000
With
                    9.    Sole Dispositive Power

                          None

                    10.   Shared Dispositive Power*

                          10,661,000

11.   Aggregate Amount Beneficially Owned by Each Reporting Person*

      10,661,000

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                             |_|

13.   Percent of Class Represented by Amount in Row (11)

      40.93%

14.   Type of Reporting Person

      IN

------------
* All of the shares of Common Stock covered by this report were owned legally by Nostrum Pharmaceuticals, Inc., and none were owned directly by Nirmal V. Mulye, Ph.D. Dr. Mulye is the beneficial owner of all of the outstanding capital stock of Nostrum Pharmaceuticals, Inc.

Item 5. Interest in Securities of the Issuer.

(a) Nostrum owns, at the present time, 10,661,000 shares of Common Stock. Based on the Company's most recent Form 10-Q for its fiscal quarter ended Jul y 31, 2006, as of September 10, 2006, there were 26,044,630 shares of Common Stock outstanding. Nostrum's shares represent approximately 40.93% of the outstanding Common Stock.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.

By seven separate letters, each dated September 25, 2006 and delivered to the Company on September 27, 2006, Nostrum notified the Company that it was exercising its rights under the Technology License Agreement dated March 16, 2005, as amended, between the Company and Nostrum (the "Agreement") to terminate the Company's rights under the Agreement to seven different drug products due to the Company's substantial and continuing breach of its obligations under the Agreement with respect to such drug products. The terminations with respect to these drug products shall be effective on the sixtieth day after the Company's receipt of these notices (the " Final Termination Date") unless the Company acts to cure the breaches of its obligations under the Agreement on or prior to the Final Termination Date. The breaches of the Agreement cited by Nostrum in each of the termination letters include (i) the Company's failure to pay or reimburse Nostrum within thirty days of the receipt of Nostrum's invoices therefor for Nostrum's reasonable costs and expenses in connection with the performance of certain of its obligations under the Agreement, including formulations and prestudies with respect to the terminated drug product, (ii) the Company's failure to conduct work preparatory to, and necessary for the performance of clinical studies in connection with the terminated drug product, and (iii) the Company's failure to confer in good faith with Nostrum regarding the disputes between the parties under the Agreement.

Nostrum is also a party to the following contracts, agreements or understandings with respect to the Company's Common Stock:

Pursuant to an agreement dated as of April 1, 2006, Nostrum granted to a consultant to Nostrum the right to purchase up to 90,000 of the shares of Common Stock held by Nostrum for a purchase price of $4.00 per share in consideration of such Consultant's past services to Nostrum. The purchase right was fully vested as of the date on which it was granted and it expires on April 1, 2011.

Nostrum and Nirmal Mulye executed an Undertaking dated May 22, 2006 with the Bank of India (the "Bank") in connection with the Bank's agreement to grant the Company a $10,500,000 secured credit facility as of such date. Pursuant to this Undertaking, Nostrum and Dr. Mulye each agreed that they would not sell, dispose of or otherwise alienate more than a total of 160,000 of the shares of the Company's Common Stock then owned by Nostrum without the Bank's consent, which consent shall not be unreasonably withheld.

Materials to be Filed as Exhibits.

Item 7.

1. Undertaking dated May 22, 2006 by and among Nostrum Pharmaceuticals, Inc, Nirmal Mulye, the Bank of India and Synovics Pharmaceuticals, Inc. Filed herewith as Exhibit 99.4.

2. Agreement dated as of April 1, 2006 by and between Nostrum Pharmaceuticals, Inc and Anil Anand. Filed herewith as Exhibit 99.5.

Signature

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 29, 2006

                                      NOSTRUM PHARMACEUTICALS, INC.


                                      By /s/ Nirmal V. Mulye
                                         ---------------------------------------
                                         Name:  Nirmal V. Mulye, Ph.D.
                                         Title: President


                                      /s/ Nirmal V. Mulye
                                      ------------------------------------------
                                      NIRMAL V. MULYE, Ph.D.